Exhibit 99.1

ProQR Therapeutics N.V. Press Release April 23, 2018

FINAL – FOR RELEASE

ProQR Provides Enrollment Update on  QR-110 Clinical Trial and Highlights Ophthalmology Presentations at ARVO

Key Updates

•	Enrollment is on track in the ongoing Phase 1/2 clinical trial of QR-110 with eight out of twelve patients with LCA 10 enrolled.
•	The trial is on track to announce interim six-month data on safety, effects on vision and retinal structure in the second half of the year.
•

ProQR to present two abstracts on programs for Fuchs endothelial corneal dystrophy and Stargardt’s disease at the ARVO annual meeting.  The company will also deliver a presentation during the Foundation Fighting Blindness/Casey Innovation summit prior to ARVO.

LEIDEN, the Netherlands, April 23, 2018 -- ProQR Therapeutics N.V. (Nasdaq:PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases, today announced that eight out of twelve patients have been enrolled in PQ-110-001, a Phase 1/2 open-label trial assessing the safety, tolerability, pharmacokinetics and efficacy of QR-110 for the treatment of Leber’s congenital amaurosis 10 (LCA 10).  The trial has been designed to enroll approximately six adults and six children who have LCA 10 due to the p.Cys998X mutation in the CEP290 gene. Interim safety and efficacy trial results are expected to be announced in the second half of 2018 when six or more patients have received at least six months of treatment, with full twelve-month treatment data from all patients expected in 2019.

“We are very pleased with the enrollment in our trial and the continued enthusiasm from our investigators in helping bring a novel and first-in-class treatment to LCA 10 patients that have no other treatment options,” said Daniel A. de Boer, Chief Executive Officer of ProQR. “We look forward to the clinical data for the QR-110 trial later this year as it will to help guide and accelerate the development of other ophthalmology candidates in our pipeline, as we believe that RNA oligonucleotides hold great promise for the treatment of a  variety of genetic eye diseases.”

Presentations at ARVO conference

ProQR will present data from two ophthalmology programs at the 2018 annual meeting of the Association for Research in Vision and Ophthalmology (ARVO) to be held April 29 – May 3, 2018 in Honolulu, HI, USA.  Abstracts for the presentations are or will be made available on the  ARVO 2018 annual meeting website.

Oral Presentation:	RNA toxicity induced by TCF4 CTG expansions is ameliorated by antisense therapeutics in a patient-derived cell model of Fuchs corneal endothelial dystrophy (FECD)
Presenter:	Dr. Alice Davidson of UCL Institute of Ophthalmology, London
Date:	Tuesday, May 1
Time:	12:45 - 1:00pm HAST

Poster Presentation:	Oligonucleotide-based splice correction of the ABCA4 c.5461-10T>C mutation in Stargardt’s disease type 1

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

Presenter:	Kalyan Dulla, Ph.D., director of non-clinical research of ProQR
Poster #:	5315 - C0248
Date:	Wednesday, May 2
Time:	3:30 – 5:15pm HAST

Oral Presentation:	Retinal organoids from IRDs resulting from intronic mutations provide powerful models to both validate pharmacological treatment approaches and determine initial dose-ranging in clinical studies
Presenter:	Dr. Peter Adamson, Senior Vice President, Ophthalmology Franchise of ProQR
Session:	FFB/Casey Innovation summit prior to ARVO: Retinal Cell and Gene Therapy
Date:	Friday, April 27
Time:	10:45 – 11:00am HAST

About the PQ-110-001 trial

PQ-110-001 is an open-label trial that has been designed to enroll approximately six children (age 6 - 17 years) and six adults (≥ 18 years) who have LCA 10 due to one or two copies of the p.Cys998X mutation in the CEP290 gene.  Patients are receiving four intravitreal injections of QR-110 into one eye; one every three months.  The trial is being conducted at three specialized centers with significant expertise in genetic retinal disease: the University of Iowa, Iowa City, IA, US, the Scheie Eye Institute at the University of Pennsylvania, Philadelphia, PA, US and the Ghent University Hospital, Ghent, Belgium.

The primary objectives  of the trial are safety and tolerability. Secondary objectives include pharmacokinetics as well as restoration/improvement of visual function and retinal structure through ophthalmic endpoints such as visual acuity, full field stimulus testing (FST), optical coherence tomography (OCT), pupillary light reflex (PLR), mobility course and fixation stability. Changes in quality of life in the trial subjects are also being evaluated.

About Leber’s Congenital Amaurosis 10

Leber’s congenital amaurosis (LCA) is the most common cause of blindness due to genetic disease in children and consists of a group of diseases of which LCA 10 is one of the more severe forms. LCA 10 is caused by mutations in the CEP290 gene, of which the p.Cys998X mutation is the most common. LCA 10 leads to early loss of vision causing most people to lose their sight in the first few years of life. To date, there are no treatments approved or other products in clinical development that treat the underlying cause of the disease. Approximately 2,000 people in the Western world have LCA 10 because of this mutation.

About QR-110

QR-110 is a potential first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of Leber’s congenital amaurosis 10 due to the p.Cys998X mutation in the CEP290 gene. The p.Cys998X mutation is a substitution of one nucleotide in the pre-mRNA that leads to aberrant splicing of the mRNA and non-functional CEP290 mRNA. QR-110 is designed to restore normal (wild-type) CEP290 mRNA leading to the production of normal CEP290 protein by binding to the mutated location in the pre-mRNA causing normal splicing of the pre-mRNA. QR-110 is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union and received fast-track designation by the FDA.

About Fuchs Endothelial Corneal Dystrophy

Fuchs endothelial corneal dystrophy (FECD) is a common inherited condition characterized by the dysfunction and degeneration of the corneal endothelium, a single cell layer of cells on the inside of the cornea. There are different types of this disease and we focus on age-related FECD (FECD3). Some patients with age-related FECD develop advanced disease with corneal edema and corneal clouding. These symptoms can lead to complete vision loss and the need for surgery and a corneal transplant.

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

About QRX-504

QRX-504 is a potential first-in-class investigational RNA-based oligonucleotide designed to prevent corneal dystrophy in patients that have FECD3 due to trinucleotide repeat expansions in the TCF4 gene. QRX-504 binds to the mutated TCF4 mRNA and thereby stops the formation of toxic aggregates that cause the disease. QRX-504 is intended to be administered through intraocular injection into the eye.

About Stargardt’s Disease

Stargardt’s disease (fundus flavimaculatus) is a form of juvenile macular degeneration which causes progressive central vision loss, reduced visual acuity, impaired color vision and problems in night vision. The signs and symptoms typically appear in late childhood to early adulthood and worsen over time with loss of peripheral vision.

About QRX-1011

QRX-1011 is a potential first-in-class investigational RNA-based oligonucleotide that aims to treat vision loss caused by the specific c.5461-10T>C mutation in ABCA4 gene which leads to an important part of the protein being deleted. QRX-1011 modulates splicing of the mRNA and leads to inclusion of the deleted sequence and formation of functional, wild-type ABCA4 protein which will potentially stop and perhaps reverse the progression of the disease.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as Leber’s congenital amaurosis 10, dystrophic epidermolysis bullosa and cystic fibrosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding QR-110 and the clinical development and the therapeutic potential thereof, statements regarding PQ-110-001, including trial design and expected timing of results, statements regarding orphan drug designation, and statements regarding our ongoing and planned discovery and development of product candidates and the timing thereof, including those in our innovation pipeline, including without limitation QRX-504 and QRX-1011. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, including that positive results observed in our prior and ongoing studies may not be replicated in later trials or guarantee approval of any product candidate by regulatory authorities, that we may not realize any intended benefits of orphan drug designation, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.:

Smital Shah

Chief Financial Officer

T: +1 415 231 6431

ir@proqr.com

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com